UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

____________________

WM Technology, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92971A109

(CUSIP Number)

Scott Gordon

Silver Spike Holdings, LP

660 Madison Avenue, Floor 17

New York, New York 10016

(646) 699-3740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2021
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92971A109	Schedule 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Silver Spike Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (raised capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,250,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 6,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14	TYPE OF REPORTING PERSON IN (Individual)

(1)	Silver Spike Holdings, LP directly controls Silver Spike Sponsor, LLC and may be deemed to beneficially own 6,250,000 shares of Class A common stock held by Silver Spike Sponsor, LLC, and ultimately exercises sole voting and dispositive power over such shares. Silver Spike Holdings, LP disclaims beneficial ownership of the shares of Class A common stock held by Silver Spike Sponsor, LLC except to the extent of its pecuniary interest therein.

(2)	The percentage of beneficial ownership is based on 135,901,414 shares of Class A common stock and Class V common stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

CUSIP No. 92971A109	Schedule 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Silver Spike Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (raised capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 6,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Issuer)

(1)	The percentage of beneficial ownership is based on 135,901,414 shares of Class A common stock and Class V common stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

CUSIP No. 92971A109	Schedule 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Silver Spike Opportunities I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (raised capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Issuer)

Introductory Statement

This Amendment No. 1 (this “Amendment No. 1”) amends and supplement the Schedule 13D filed on June 28, 2021 (the “Original Schedule 13D”) by Silver Spike Holdings, LP (“Holdings”), Silver Spike Sponsor, LLC (the “Sponsor”), and Silver Spike Opportunities I, LLC (“Opportunities”) relating to the issued and outstanding shares of Class A common stock, par value $0.0001 per share, of WM Technology, Inc., a Delaware corporation (the “Issuer”). Beginning on the date this Amendment No. 1 is filed, all references in the Original Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by this Amendment No. 1. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

During the period from July 21, 2021 through August 18, 2021, Opportunities sold 835,752 shares of Class A common stock held by it. In addition, on August 16, 2021, Opportunities did a distribution in kind to its members of the remaining 2,664,248 shares of Class A common stock held by it. Following these sales and this distribution in kind, the “group” with Holdings and the Sponsor no longer beneficially owned 5% or more of the outstanding Class A common stock of Issuer, and accordingly, this statement on Schedule 13D is hereby terminated and this Amendment No. 1 constitutes the final amendment thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions set forth in Schedule I hereto, the Reporting Persons have not engaged in any transaction during the past 60 days involving common stock of the Issuer.

(d) None

(e) None

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: April 11, 2022

SILVER SPIKE HOLDINGS, LP

By:	/s/ Greg Gentile
Name:	Greg Gentile
Title:	Director

SILVER SPIKE SPONSOR, LLC

By:	/s/ Greg Gentile
Name:	Greg Gentile
Title:	Director

SILVER SPIKE OPPORTUNITIES I, LLC

By:	/s/ Greg Gentile
Name:	Greg Gentile
Title:	Director

SCHEDULE I

The following table lists all transactions completed by the Reporting Person in the Common Stock since July 21, 2021, which were all completed through open market sales.

Date	Shares sold	Price in USD
7/21/2021	40,000	14.37672
7/22/2021	40,000	14.5388
7/23/2021	39,000	14.33183
7/26/2021	40,000	13.79872
7/27/2021	40,000	13.27447
7/28/2021	41,000	13.27419
7/29/2021	40,000	13.72638
7/30/2021	40,000	13.58881
8/2/2021	40,000	13.76227
8/3/2021	40,000	13.33977
8/4/2021	40,000	13.83449
8/5/2021	40,000	14.61255
8/6/2021	40,000	14.49986
8/9/2021	40,000	14.90454
8/10/2021	40,000	15.50092
8/11/2021	40,000	14.83384
8/12/2021	40,000	14.11483
8/13/2021	40,000	13.58465
8/16/2021	40,000	13.00211
8/17/2021	40,000	12.46135
8/18/2021	35,752	13.27296